FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 5, 2003

2.

Advanced Notice of Annual &Extraordinary General Meeting dated October 10, 2003

3.

Notice of Meeting dated October 17, 2003

4.

News Release dated October 27, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: November 4, 2003	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

October 5, 2003

PRIVATE PLACEMENT ANNOUNCED

GENCO RESOURCES LTD. –  (TSX-Venture-GGC) (“Genco”) wishes to announce a private placement to raise C$450,000.  The private placement of these units will be priced at $1.20 per unit; Each unit will consist of one (1) share and one (1) share purchase warrant.  Each warrant may be exercised to purchase an additional common share at a deemed price of $1.30 per share for the period of two years.

The proceeds from this financing will be used for working capital.  The placement is subject to the approval of the TSX Venture Exchange.

For more information please contact:

Genco Resources Ltd. [TSX-V:GGC]

Suite 550-999 West Hastings Street

Vancouver, BC  V6C 2W2

Phone: (604) 682-2205

Fax:

(604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550-999 West Hastings Street, Vancouver, BC Canada V6C 2W2 www.gencoresources.com

Phone: (604) 682-2205 Fax: (604) 692-2235

GENCO RESOURCES LTD.

ADVANCE NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual & Extraordinary General Meeting of the shareholders of GENCO RESOURCES LTD. (the Company) will be held on Friday, December 12, 2003.

Written nominations for directors signed by members holding in the aggregate not less than 10% of the issued shares of the Company are hereby invited. If any such nomination is delivered to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, V6E 3P3, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the Information Circular, the Company will include the name of the nominee in the form of Proxy and the information as to the nominee in the Information Circular sent by the management of the Company pursuant to the Company Act.

The Company Act provides that a person may not become or act as a director of the Company if that person is (a) under the age of 18 years, (b) incapable of managing his affairs due to mental infirmity, (c) a corporation, (d) an undischarged bankrupt, (e) has been convicted of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless certain conditions have been met, or (f) a person whose registration has been cancelled under the Securities Act or Mortgage Brokers Act unless certain conditions have been met. No additional qualifications are imposed by the Companys Articles.

DATED this 10th  day of October 2003

Wayne Moorhouse

Secretary

GENCO RESOURCES LTD.

October 17, 2003

To:

All Applicable Commissions

TSX Venture Exchange

CDS and Co.

Dear Madams:

Subject:

Genco Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.

Meeting Type

:

Annual General & Extraordinary

2.

Class of Securities Entitled to Receive Notice:

Common

3.

Class of Securities Entitled to Vote

:

Common

4.

CUSIP #

:

368911103

5.

Record Date for Notice

:

November 13, 2003

6.

Record Date for Voting

:

November 13, 2003

7.

Beneficial Ownership Determination Date

:

November 13, 2003

8.

Meeting Date

:

December 12, 2003

9.

Meeting Location

:

Vancouver, BC

10.

Business

:

Routine and Non-Routine

Yours truly,

GENCO RESOURCES LTD.

“Shannon Cyre”

Genco Resources Ltd.

GENCO RESOURCES LTD.

October 27, 2003

FOR IMMEDIATE RELEASE

PRIVATE PLACEMENT UPDATE

VANCOUVER, B.C.-[GGC:TSX-V]: Genco Resources Ltd. wishes to announce an increase in the private placement announced October 5, 2003 from $450,000 to $690,000.   The placement allows the placee to acquire a unit priced at $1.20 per unit that includes one share and one share purchase warrant exercisable at $1.30 per share for a period of two years.

Proceeds from the financing will be used for working capital.

For more information please contact:

Genco Resources Ltd. [TSX-V:GGC]

Suite 550-999 West Hastings Street

Vancouver, BC  V6C 2W2

Phone: (604) 682-2205

Fax:

(604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.